SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               -------------

                                 FORM 8-A/A
                  AMENDING FORM 8-A DATED JANUARY 13, 1997

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                        GENERAL SEMICONDUCTOR, INC.
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           (Exact name of registrant as specified in its charter)


               Delaware                              13-3575653
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(State of incorporation or organization)          (I.R.S. Employer
                                                 Identification No.)

        10 Melville Park Road
          Melville, New York                           11747
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(Address of principal executive offices)             (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                        Name of each exchange
to be so registered                        on which each class
-------------------                        is to be registered
                                           -------------------

Preferred Stock Purchase Rights            New York Stock Exchange

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. |_|

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. |_|

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
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                              (Title of Class)

This Form 8-A/A amends and supplements the Form 8-A filed by General Semiconductor, Inc. dated January 13, 1997 (the "Form 8-A").

Item 1.   Description of Securities to be Registered.
          -------------------------------------------

          Item 1 of the Form 8-A is hereby amended by substituting the following:

          On January 6, 1997, the Board of Directors of General Instrument Corporation, a Delaware corporation (now known as "General Semiconductor, Inc.," the "COMPANY"), declared a dividend of one preferred share purchase right (a "RIGHT") for each outstanding share of Common Stock, par value $.01 per share (the "COMMON SHARES"), of the Company. The dividend is payable to the stockholders of record as of 5:00 P.M., New York, New York time, on January 24, 1997 (the "RECORD DATE"), and with respect to Common Shares issued thereafter until the Distribution Date (as hereinafter defined) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. On March 10, 1999, the Board of Directors of the Company adopted certain amendments to the terms of the Rights pursuant to Amendment No. 1 (the "Amendment"), between General Semiconductor, Inc. and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent"). Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $.01 per share (the "PREFERRED SHARES"), at a price of $100.00 per one one-thousandth of a Preferred Share (the "PURCHASE PRICE"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 6, 1997 (the "RIGHTS AGREEMENT"), between General Instrument Corporation and Chase Mellon Shareholder Services and the Amendment. A copy of the Rights Agreement is attached as an exhibit to the Form 8-A and a copy of the Amendment is attached as an exhibit hereto, each of which is hereby incorporated by reference. The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement and the Amendment. The terms of the Preferred Stock are summarized below and are set forth in an Certificate of Designation attached as Exhibit A to the Rights Agreement.

          The Rights are attached to all certificates representing outstanding Common Shares, and no separate Right Certificates (as hereinafter defined) have been distributed. The Rights will separate from the Common Shares on the earliest to occur of (i) the first date of public announcement that a person or "group" (other than FLC Entities (as hereinafter defined) to the extent FLC Entities, individually or as a group, beneficially own no more than 20% of the then outstanding Common Shares) has acquired beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) ten (10) business days (or such later date as the Board of Directors of the Company may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "DISTRIBUTION DATE"). A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "ACQUIRING PERSON". The first date of public announcement that a person or group has become an Acquiring Person is the "SHARES ACQUISITION DATE". "FLC ENTITIES" means Instrument Partners, a New York limited partnership, Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV, a New York limited partnership, Mssrs. Theodore J. Forstmann, Nicholas C. Forstmann, Wm. Brian Little, Winston W. Hutchins and Steven B. Klinsky, and their Affiliates and Associates who or which are considered as one Person and references to the FLC Entities include any or all such persons.

          The Rights Agreement provides that until the Distribution Date the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares have contained and will continue to contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("RIGHT CERTIFICATES") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York, New York time, on January 6, 2007, unless earlier redeemed by the Company as described below.

          In the event that any person becomes an Acquiring Person (except pursuant to a Permitted Offer as hereinafter defined), each holder of a Right will have (subject to the terms of the Rights Agreement) the right (the "FLIP-IN RIGHT") to receive upon exercise the number of Common Shares, or, in the discretion of the Board of Directors of the Company, the number of one one-thousandths of a Preferred Share (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A "PERMITTED OFFER" is a tender or exchange offer for all outstanding Common Shares which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by at least a majority of the Board of Directors to be adequate and otherwise in the best interests of the Company and its stockholders (other than the person or any affiliate or associate thereof on whose basis the offer is being made) taking into account all factors that such Board of Directors may deem relevant.

          In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate thereof, or any other person in which such Acquiring Person, affiliate or associate has an interest, or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "FLIP-OVER RIGHT") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

          The Purchase Price payable, and the number of one-thousandths of a Preferred Share or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          The Purchase Price is also subject to adjustment in the event of a stock split of the Common Shares, or a stock dividend on the Common Shares payable in Common Shares, or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-thousandths of a Preferred Share will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10.00 per share but, if greater, will be entitled to an aggregate dividend per share of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00, provided that they will be entitled to an aggregate payment per share of at least 1,000 times the aggregate payment made per Common Share. Each Preferred Share will have one thousand votes, voting together with the Common Shares. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to at least six full quarterly dividends, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all dividends in default on the Preferred Shares have been paid in full and dividends for the current dividend period declared and funds therefor set apart.

          At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "REDEMPTION PRICE"), which redemption shall be effective upon the action of the Board of Directors of the Company. Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price after the triggering of the Flip-In Right and before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

          The form of the Rights Agreement, dated as of January 6, 1997, between General Instrument Corporation and Chase Mellon Shareholder Services, as Rights Agent, specifying the terms of the Rights, including the exhibits thereto, as follows: Exhibit A -- The Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of General Instrument Corporation; Exhibit B -- The Form of Right Certificate; and Exhibit C -- The Summary of Rights to Purchase Shares, is attached to the Form 8-A as Exhibit 1 and is incorporated herein by reference. The form of Amendment is attached as Exhibit 1 to this Form 8-A/A and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to the Rights Agreement and the Amendment and the exhibits thereto.

Item 2.   Exhibits.
          ---------

          1.   Form of Amendment to the Rights
               Agreement, dated as of March 10, 1999
               between General Semiconductor, Inc. and
               ChaseMellon Shareholder Services, L.L.C.
               as Rights Agent.

                                 SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          GENERAL SEMICONDUCTOR, INC.

                                          By:/s/ Stephen B. Paige
                                             ------------------------
                                             Name: Stephen B. Paige
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary

Dated:  March 10, 1999

                               EXHIBIT INDEX
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  Exhibit                         Description                         Page
  -------                         -----------                         ----

     1.      Form of Amendment to the Rights Agreement, dated           9
             as of March 10, 1999 between General
             Semiconductor, Inc. and ChaseMellon Shareholder
             Services, L.L.C. as Rights Agent.